Exhibit 99.3

Paris, September, 22rd 2008 – GDF SUEZ has acquired from Hellenic Petroleum S.A. (Hellenic), the Greek integrated energy group, a 20% participating interest in an exploration and production license in Libya, thus partnering alongside with Woodside and Repsol. The transaction has been approved by the National Oil Corporation and remains to be ratified by the Libyan Parliament, the Great Socialist People’s Libyan Arab Jamahiriya.

Operated by Woodside, the oil and gas license allows for the exploration of 5 onshore blocks located in the Sirte basin and one block in the Murzuq basin. These six blocks extend to a total surface area of 20,129 km². Under the terms of the exploration and production sharing agreement, signed by the consortium and the National Oil Corporation (NOC), an option exists to negotiate the terms of the appraisal and development of an additional block, also situated in the Murzuq basin. This license contains announced oil and gas discovery wells and offers significant exploration potential.

GDF SUEZ is already a buyer of natural gas from Libya, having signed a long-term agreement with the energy provider ENI in 2001 to purchase 2 billion cu.m a year. The group has for a number of years wished to increase its involvement in the gas industry in this country, one of Europe’s natural suppliers. Since 2004 the Group is sanctioned by Libyan authorities to participate in exploration and production activities. The acquisition of this license enables GDF SUEZ to become an upstream player in Libya.

“Through the recent acquisitions in the Netherlands, Azerbaijan and the swap of assets with ENI involving upstream assets in the UK, Gulf of Mexico, Egypt and Indonesia, GDF SUEZ continues to grow in the exploration and production business. The Group will be in a position to increase its reserves from 670 to the medium term target of 1,500 million barrels of oil equivalent. By diversifying its portfolio, GDF SUEZ is strengthening its position as a major gas supplier for its customers and its electricity generation fleet.” indicated Jean-Marie Dauger, Executive Vice President of GDF SUEZ in charge of Global Gas & LNG.

One of the leading energy providers in the world, GDF SUEZ is active across the entire energy value chain, in electricity and natural gas, upstream to downstream. It develops its businesses (energy, energy services and environment) around a responsible-growth model to take up the great challenges: responding to energy needs, ensuring the security of supply, fighting against climate change and maximizing the use of resources. GDF SUEZ relies on diversified supply sources as well as flexible and high-performance power generation in order to provide innovative energy solutions to individuals, cities and businesses. The Group employs 196,500 people worldwide and achieved revenues of €74,3 billion in 2007. GDF SUEZ is listed on the Brussels, Luxembourg and Paris stock exchanges and is represented in the main international indices: CAC 40, BEL 20, DJ Stoxx 50, DJ Euro Stoxx 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone.

Press Contact: Tel. France : +33 (0)1 47 54 24 35 Tel. Belgique : +32 2 510 76 70 E-Mail: press@gdfsuez.com	Investor Relations Contact: Tel. +33 (0)1 40 06 66 29 E-Mail: ir@gdfsuez.com

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GDF SUEZ - SA WITH A CAPITAL OF 2,191,532,680 EUROS - RCS PARIS 542 107 651

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